SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2008

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated May 25, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	May 27, 2008	By:	/s/ Wang Jianzhou
		Name:	Wang Jianzhou
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

ANNOUNCEMENT

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) announces that the Company was notified by its controlling shareholder, China Mobile Communications Corporation (“CMCC”), that the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance of the People’s Republic of China have jointly issued the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector (the “Announcement”), which states that the deepening of the reform of the structure of the telecommunications sector has been launched.

The Company believes that through the reform of the structure of the telecommunications sector, the existing telecommunications network resources will be allocated rationally, comprehensive business operation capabilities will be achieved, leading to a rational and healthy competition framework.

Consequential adjustments to the management of CMCC had also been made. Mr. Wang Jianzhou remains in the position of President of CMCC and the Vice Secretary of the CPC Committee of CMCC. Mr. Zhang Chunjiang has taken up the position of Secretary of the CPC Committee and Vice President of CMCC. The current Vice Presidents of CMCC remain in their positions. At the same time, Mr. Zhao Jibin, Mr. Zhang Xiaotie, Mr. Li Zhengmao have taken up the positions of Vice President and member of the CPC Committee of CMCC.

By Order of the Board
China Mobile Limited
Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 25 May 2008

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non-executive director.